Part I
          Description of Business/Properties

(1) Enclosed please find copies of the Original Private Placement Offering Memorandum for each of the three (3) partnerships to be included as additional exhibits to the 10SB filing. Also please find the memorandum for the "Exchange of Partnership Interests" in the three (3) partnerships for the common stock of Central American Equities.

The above publications clearly provide a complete description and history of the development of the businesses of the three (3) Partnerships as requested. Please note that the original Private Placement Offering Memorandum was included as an Exhibit to the 10SB filing but apparently was not clearly received through Edgar transmission.

The above reports also clearly indicate that the information included in the scope of such reports is of company opinion and belief.

Also please be advised that the above reports were manually (hard copy) submitted with the 15C211 application.

(2) The additional reports as provided above clearly indicate that the hotels are owned 100% by the company and are fully disclosed as such in the Financial Statements.

(3) There is no long-term financing due to the fact that when Central American Equities acquired the Limited Partnership interests, each of the Limited Partnerships were free of debt. In addition as disclosed, the company raised $1,425,375.45 through Rule 506, which was used to complete construction and start-up cost as so disclosed in the 10SB filing.

Item 5
          Directors, Executives Officers

(1) The age of each director and Executive Officer is as follows:

Brian Franzee			37
W.F.O. Rosenmiller		65
Richard William Talley	55
Paul King			33



(2) Percentage of each Director and Executive Officer's business time devoted to the company is as follows:

Brian Frazee                   	100%
W.F.O. Rosenmiller		    3%
Richard Wm. Talley		    5%
Paul King			    5%

(3) Warren Francis from the inception of Central American
Equities until September of 1997 was General Manager of the company residing at the time in Costa Rica. In September of 1997 for personal reasons Mr. Francis returned to the United States and relinquished his position as General Manager. Brian Frazee, Assistant General Manager, was then promoted to fill the vacant position of General Manager. Mr. Francis no longer has any association or ties to Central American Equities.

Renumeration of Directors and Officers

	Through December 31, 1997, no compensation was paid or accrued for directors and Officers. This information is clearly disclosed in the 10SB under this heading already.

Interest of Management and others in Certain Transactions

(1) Advances to the Company as described in Note 3 to the Financial Statements will be according to "GAAP" and be updated as to status in future financial reports.

(2) The management agreement with Talley, King and Company is herewith enclosed to be filed as an exhibit to the registration statement.


Part II
          Item 4 Recent Sales

(1) The names of the Limited and General Partners who received shares in the December 1996 exchange are herewith included and to be added in accordance with Item 701 of Regulation S.B.

(2) There are no Costa Rican corporations mentioned in the report. There are the three (3) partnerships mentioned in this section of which their interests were exchanged for the common stock of "Central American Equities" as fully disclosed.

(3) Copy of Form 506 as filed including the list of the 37 investors is herewith included to be filed as additional exhibits. All 37 persons named are considered to be "sophisticated investors."


Financial Statements - General

	The Company as of December 31, 1997 has been properly "labeled" as a Development Stage Company. As of the balance sheet date, the Company had limited nominal revenue and its hotels were only operating in a limited capacity. However, as of this date and in future SEC Filings, the label of development stage will no longer be valid and will not be disclosed as such.

Balance Sheet

(1) We have agreed today in our phone conversation that a complete review of "Capitalized Organization Costs" will be conducted and that any change made will be incorporated in future
SEC Filings with full disclosure as to the reasons for such changes, if any.

(2) The number of authorized and outstanding shares of common stock is disclosed in Note 4 to the Financial Statements.
There is no need for revision as it is already properly disclosed. Perhaps this information was lost through the Edgar Transmission.

Statement of Stockholder's Equity

	We have agreed that in future SEC Filings, we will expand the presentation of the "Statement of Stockholders' Equity" as requested.

Note 2 - Long Term Debt

	Agreed, the Beach Land, purchased via Long-Term Debt will be classified separately in future Financial Statements to all SEC Filings.

Note 3 - Related Party Transactions

	The advances made to the Company by two (2) shareholders have no stated terms for repayment. In addition, these advances are not to earn interest. The Company is only committed to repay the original advances. This information is properly disclosed in Note 3.


CENTRAL AMERICAN EQUITIES CORP.
19200 Von Karman, Ste. 850
Irvine, CA  92612


November 09, 1998



United States
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Attention:  Richard K. Wulff, Chief
                  Office of Small Business Review

	RE:  CENTRAL AMERICAN EQUITIES CORP.
	        FORM 10-SB

Dear Mr. Wulff:

	Enclosed please find responses to your comment letter dated September 18, 1998, regarding the above referenced company. The comments have been responded to diligently and as thoroughly as possible.

	We appreciate your thorough review and are in agreement with your suggestions concerning classification changes in future SEC Filings.

	If any additional information is required, I can be reached at the above address.

							Very truly yours,


							BRIAN FRAZEE
							President